MUTUAL OF AMERICA LIFE INSURANCE COMPANY
320 PARK AVENUE
NEW YORK NY 10022-6839
212 224 1840
212 224 2518 FAX
AMY LATKIN
VICE PRESIDENT AND
ASSOCIATE GENERAL COUNSEL
CORPORATE LAW

Via Edgar Correspondence

April 13, 2016

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Keith A. Gregory

Re:	Post-Effective Amendment No. 47 under the Securities Act of 1933 and No. 48 under the Investment Company Act of 1940 to the Registration Statement on Form N-1A of Mutual of America Investment Corporation (SEC File Nos. 033-06486 and 811-05084)

Dear Mr. Gregory:

On behalf of the above-referenced registrant, set forth below are responses to comments relating to the Prospectus that you provided by telephone to me and Scott Rothstein on March 18, 2016, concerning Post-Effective Amendment No. 47 under the Securities Act of 1933, as amended and Amendment No. 48 under the Investment Company Act of 1940, as amended to the Registration Statement on Form N-1A filed with the Securities and Exchange Commission by Mutual of America Investment Corporation on February 5, 2016.

Set forth below are your comments with Mutual of America’s response immediately following each comment. Per our telephone conversation, all changes mentioned herein will appear in the post-effective amendment to the registration statement that will be filed under paragraph (b) of Rule 485 of the Securities Act of 1933 (the “Securities Act”) in April 2016.

General Comments

Comment 1:	On the cover page, delete or reasonably explain the outside funds listed on the outside front cover.

Response:	The outside front cover containing the outside funds will be deleted from the filing. We regret the error.

Comment 2:	Complete and update the information in brackets and the missing information.

Response:	The information will be updated in the Registrant’s Amended Registration Statement to be filed pursuant to Rule 485(b).

April 13, 2016

Comment 3:	The reviewer notes SEC new guidance, Disclosure 2016-02, regarding fund disclosure reflecting risks related to the current market conditions. Be alerted that risks are dynamic and change in light of current market conditions. Funds’ risk factors are susceptible to changes because of market conditions. Risk disclosure should be updated due to changing market conditions. Note that the focus of the guidance is on the fixed income area. Reminder that Item 4 risk disclosure should contain summary information; while Item 9 risk disclosure should contain full disclosure.

Response:	The registrant is aware of this new guidance and has revised the risk factors for the funds, as appropriate.

Comment 4:	For each fund, please review the new Guidance 2016-02, particularly with respect to debt and fixed income and revise the risk factors, as appropriate.

Response:	The registrant has revised the risk factors, as appropriate.

Comment 5:	For all funds reflecting a mortgage risk, please disclose subprime risk, if applicable.

Response:	None of the Funds invest in instruments backed by subprime mortgages.

Comment 6:	Please generally review Item 4 and Item 9 disclosure to ensure that they are not the same disclosure. Please also ensure that Item 9 disclosure presents more expanded disclosure of the brief Item 4 summary, where appropriate.

Response:	The registrant has reviewed the Item 4 and Item 9 disclosure and believes that the Item 4 disclosure generally provides a summary of the Item 9 disclosure, as required by Form N-1A. At the Staff’s suggestion, more expansive disclosure of principal investment strategies that was included in the statutory prospectus as “additional investment strategies” has been incorporated in the Item 9 disclosure where appropriate.

Comment 7:	Please file a Tandy Letter via EDGAR correspondence with the 485(b) filing.

Response:	The Registrant will provide the “Tandy” representations requested by the SEC staff in a separate letter filed as correspondence to the Amended Registration Statement to be filed pursuant to Rule 485(b).

Prospectus

Comment 1:

Equity Index Fund:

Please supplementally explain how the fund can replicate the weightings of the 500 stocks in the S&P 500® Index where it will only invest 80% of its total assets in the securities which comprise the index.

We note that many index funds that seek to replicate an index invest in at least 90% of the securities that comprise the index.

Response:	The language referenced does not state that the Fund will only invest 80% of its total assets in the securities that comprise the index. Rather, the language states that “at least 80%” of the total assets are so invested, and was added at the suggestion of the SEC Staff to include the so-called 80% test. For your information, in practice, under normal circumstances, at least 95% of the Equity Index Fund’s total assets are invested in securities included in the S&P 500® Index, with the balance of the assets invested in futures contracts on the S&P 500® Index to invest available cash.

April 13, 2016

Comment 2:

All America Fund:

In the case of the All America Fund, please direct your response towards replicating the weightings of the S&P 500® Index while investing only 60% of the Fund’s assets in the securities comprising the index.

Please consider whether the term “replicate” is appropriate given the current disclosure.

In the alternative, consider whether the terms “sample” or “sampling” is more appropriate with respect to each fund’s style of investing in the index’s securities.

Response:	The All America Fund consists of an indexed sleeve and an actively managed sleeve. Approximately 60% of the All America Fund is an indexed sleeve that replicates, to the extent practicable, the weightings of the stocks in the S&P 500® Index. We have changed the disclosure to make clear that only the 60% sleeve replicates the S&P 500® Index.

Comment 3:

20% basket for all funds with a Principal Investment Strategy of investing at least 80% of the fund’s assets.

Please consider disclosing the principal type of securities the Fund will invest in the 20% basket, unless otherwise disclosed.

For example: may the Fund invest in depositary receipts representing the securities of the underlying index or in securities included in the index which the adviser believes will help the fund track the index, or derivatives, illiquid securities and emerging markets securities, unless otherwise disclosed.

Response:	In accordance with past Staff guidance, we have included an 80% test for the Funds as appropriate. In general, in practice, the Funds with a Principal Investment Strategy of investing at least 80% of the Fund’s assets in a certain class of investments, invest almost all of their assets in that class of investments and there is not a 20% sleeve representing another strategy (or any other principal investment strategy). The practice of the index funds of purchasing futures contracts in the applicable index to invest available cash is already disclosed.

Comment 4:

For the 80% test for each fund, please ensure that the disclosure for the test indicates that the fund will invest at least 80% of the fund’s assets in the securities suggested by its name, for consistency.

Note, the Principal Investment Strategy for the Bond Fund states: “At least 80% of the Fund’s assets are invested in investment grade bonds….”

Response:	The Principal Investment Strategies for the Bond Fund was revised to state as follows: “At least 80% of the Fund’s total assets are invested in investment grade bonds issued by U.S. corporations….”

April 13, 2016

Comment 5:

Equity Index Fund

Index Risk

Please disclose the identity of the index described in the risk factor and clarify the risks relating to duplicating the performance of that index.

For example, what are the risks relating to the rebalancing of the portfolio.

Response:	The Index Risk was revised to state as follows: “The Fund’s investment performance may not precisely duplicate the performance of the S&P 500® index due to factors such as operating and transaction costs, as well as weighting of each security in the index.”

Comment 6:

Equity Index Fund

Derivatives: Options and Futures risk

The Fund discloses options and futures as a Principal Investment Risk. Futures are included in the Principal Investment Strategy discussion, but options are not.

Please address this inconsistency and disclose the options strategy in Item 4, or move the options risk disclosure after the Item 9 disclosure to a non-principal risk section, or to the SAI.

If the Fund will write covered or uncovered options, please tailor the risk disclosure, as appropriate.

Response:	The Equity Index Fund invests in futures contracts, but does not currently invest in options. The Options and Futures risk was revised as follows: “Futures risk: The Fund’s investments in futures contracts may not exactly match the performance of the underlying index.”

Comment 7:

Equity Index Fund

Derivatives

Please supplementally confirm that the Fund will use derivatives only for hedging purposes or revise the disclosure to state any of the purposes for which the Fund may use such instruments in a significant way.

For example, speculation or equitization of cash, or whatever the Fund significantly uses them for.

Response:

The registrant does not use derivatives for hedging purposes. As disclosed in the principal investment strategies for the fund, the Equity Index Fund uses derivatives only to equitize cash.

The Principal Investment Strategies has been revised to clarify the existing sentence regarding the use of futures, as follows: “The Fund also purchases futures contracts on the S&P 500® Index to invest available cash to attempt to efficiently and cost effectively keep the Fund fully invested on a daily basis in an attempt to minimize deviation from the performance of the S&P 500® Index.”

April 13, 2016

Comment 8:

All America Fund

The Fund must invest at least 80% of its total assets in the securities of issuers economically tied to the U.S., and include disclosure describing the Fund’s “economically tied to the U.S.” test.

For example, 80% of the Fund’s investments are in U.S. securities of issuers domiciled in the U.S., or headquartered in the U.S.; or are listed or principally traded in a U.S. exchange; and/or have a principal place of business in the U.S.

Please include this disclosure in the Item 4 summary section and in the Item 9 disclosure.

Response:	The Principal Investment Strategies for the All America Fund was revised to add: “Under normal circumstances, at least 80% of the Fund’s total assets are invested in securities of companies that are listed or principally traded on a United States stock exchange.”

Comment 9:

All America Fund

Principal Investment Strategies (bullet 2): “The Adviser generally invests in stocks that it considers undervalued, or to have above-average growth potential, and with the potential for above average investment returns.”

The phrases “above-average growth potential” and “potential for above average investment returns” used in the Principal Investment Strategy for some funds appear to be industry jargon. Please review and revise in plain English.

Response:

The last sentence of the Principal Investment Strategies for the All America Fund was revised to state: “The Adviser generally invests in stocks that it considers undervalued, or to have attractive growth potential and with the potential for investment performance that outperform their peer companies.”

Comment 10:

All America Fund

Performance/Annual Return (3rd paragraph).

Regarding the statement that as of May 1, 2014, the Fund adopted its current asset allocation, state clearly that the Fund’s performance prior to May 1, 2014 may be different because it reflects the use of a different strategy.

Response:	The following sentence was added to the end of third paragraph of the Performance/Annual Return section of the All America Fund: “The Fund’s performance prior to May 1, 2014 may have been different had the Fund used the current strategy prior to that date.”

Comment 11:	Mid-Cap Equity Index Fund Please disclose the capitalization range for the Fund’s portfolio securities as done for the other funds whose name refers to certain market capitalization.

Response:	The last sentence of the Principal Investment Strategies section of the Mid-Cap Equity Index Fund was revised to read as follows: “Under normal circumstances, at least 80% of the Fund’s total assets are invested in securities included in the S&P 400® Index, which are typically companies with market capitalizations in the range of $3.0 billion to $15.0 billion.”

April 13, 2016

Comment 12:

Composite Fund

Clarify how the portfolio managers select stocks in equity and fixed income sleeves of the portfolio.

Consider including disclosure with respect to the average duration or maturity of the fixed income sleeve.

Note the revised insight of guidance under 2016-02.

Response:	The Principal Investment Strategies for the Composite Fund was revised to read as follows:

“Principal Investment Strategies. The Fund invests a portion of its assets in equity and in fixed income (including money market) securities, where the portion in each category of securities will vary based on Mutual of America Capital Management LLC’s (the “Adviser”) view of current economic and market conditions.

•    The equity portion of the Fund is invested in stocks in the S&P 500® Index, as selected by the large cap equity manager of the Adviser. The Adviser generally invests in stocks that it considers undervalued, or to have attractive growth potential, and with the potential for investment returns that outperform their peer companies.

•    The fixed income portion of the Fund is invested primarily in investment-grade debt securities issued by U.S. corporations or by the U.S. Government or its agencies, including mortgage-backed securities, as managed by the fixed income and mortgage-backed securities managers of the Adviser. The Adviser evaluates each security to be purchased and selects securities based on maturity, credit quality as determined by fundamental analysis and interest income anticipated to be generated.

•    The money market portion of the Fund invests in debt securities with a remaining maturity of 397 calendar days or less that present minimal credit risks.”

Comment 13:

Composite Fund

The Fund’s Investment Objective includes investing in “stocks, debt securities and money market instruments.” Because the Fund has a money market piece in its objective, include within the Principal Investment Strategies and Principal Investment Risk disclosure with respect to the money market fund sleeve.

Response:

Our response to Comment 12, above, reflects a revision to the Principal Investment Strategies section of the Composite Fund to add disclosure regarding the money market portion of the Fund.

The following money market fund disclosure was added to the Principal Investment Risks section of the Composite Fund: “Money Market instrument risk: Money Market instruments may decline in value, based on the performance or the issuer or changes in prevailing interest rates. The returns on Money Market instruments can be adversely affected when yields on eligible investments are low.”

Comment 14:

Composite Fund

Mid-Cap risk

Supplementally explain why a Mid-Cap risk is included for an S&P 500® Index fund, or delete this risk.

If the Fund invests in both large cap and mid cap securities, then add that disclosure.

April 13, 2016

Response:	The Mid-Cap risk has been deleted from the Principal Investment Risks section of the Composite Fund.

Comment 15:

Composite Fund

Performance/Annual Return

The disclosure states in the 2nd paragraph: “by showing how the Fund’s average annual returns for one, five, and ten years compare to those of a broad-based, unmanaged index for those periods.”

The disclosure states in the 4th paragraph: “The information in the average annual total returns table shows how the Fund’s performance compares with the returns of three indices with similar investment objectives.”

With respect to the reference sentence, please revise the disclosure to state that the returns in the table compare the Fund’s performance to the returns of a broad based securities market index, as opposed to an index with similar investment objectives.

Other indices may be disclosed in the table as additional indices and accompany the broad-based securities market index. However, these indices are not broad-based securities market indices.

See Item 4(b)(2)(i) and (iii) and instruction 2(b).

Make conforming changes for each fund where necessary.

Response:

Instruction 2(b) to Item 4 of Form N-1A provides that a “Fund may include, in addition to the required broad-based securities market index, information for one or more other indexes as permitted by Instruction 6 to Item 27(b)(7). If an additional index is included, disclose information about the additional index in the narrative explanation accompanying the bar chart and table (e.g., by stating that the information shows how the Fund’s performance compares with the returns of an index of funds with similar investment objectives.)” Instruction 6 to Item 27(b)(7) provides that “A Fund also may compare its performance to an additional broad-based index … so long as the comparison is not misleading.”

Because the Composite Fund includes equity, fixed income and money market sleeves, it has been the practice of the Registrant to include a broad based securities market index corresponding to each sleeve, as permitted by Instruction 2(b) to Item 4 and Instruction 6 to Item 27(b)(7). In response to the Comment, we have altered the disclosure in the second paragraph to refer to “certain broad-based unmanaged indices”. Additionally, we have altered the disclosure in the fourth paragraph to state that “[t]he information in the average annual total returns table shows how the fund’s performance compares with the returns of three indices that correspond to the equity, fixed income and money market portions of the Fund, respectively:”

Conforming changes have been made for other Funds, as necessary.

April 13, 2016

Comment 16:

International Fund

The Fund’s name includes the word “international.” Please expressly describe in the Principal Investment Strategies section how the Fund will invest its assets in investments that are economically tied to a number of countries throughout the world.

See note 42 in the Names Release.

For example, the Fund could include a policy with respect to normal market conditions.

Response:	The following sentence was added to the Principal Investment Strategies section for the International Fund: “Under normal circumstances, at least 80% of the Fund’s total assets are invested in exchange traded funds that invest in companies that are listed or principally traded on stock exchanges throughout the world, located outside of the United States and Canada.”

Comment 17:

International Fund

Principal Investment Strategies

Elsewhere in the prospectus the disclosure indicates that the Fund will invest 85% of its assets in equities, including small cap and developed market stocks. In the summary prospectus the disclosure indicates that the Fund will “invest a substantial portion of its assets in exchange traded funds.” Please address this inconsistency.

Response:	The first paragraph of the Details About How Our Funds Invest section of the statutory prospectus for the International Fund, has been revised to read: “Under normal circumstances, at least 85% of the Fund’s total assets will be invested in exchange traded funds that own equity securities. The Fund may invest a small percentage of the Fund’s total assets in exchange-traded funds that invest in securities of companies in emerging market countries and companies with small market capitalizations that are in developed market countries. At present the Fund expects to invest substantially all of its assets in exchange traded funds.”

Comment 18:

International Fund

Liquidity risk

Liquidity risk is disclosed as a Principal Investment Risk. Please disclose the identity of the illiquid securities in which the Fund will invest in response to the Item 4 requirement. If such investments are not principal investment strategies, then please move the risk factor to after Item 9 as a non-principal risk or to the SAI.

See 2014-08 guidance regarding principal and non-principal investment strategies and investment risks.

Response:	The International Fund does not invest in illiquid securities. The Liquidity risk disclosure has been deleted from the Principal Investment Risks section for the International Fund.

April 13, 2016

Comment 19:

International Fund

With respect to investments in emerging markets, please make conforming changes as the Principal Investment Strategies indicate that the Fund will invest primarily in countries located outside of the U.S and Canada, if accurate. If the Fund is not investing on a principal basis, then move the disclosure to the non-principal risk section.

Response:	The Principal Investment Strategies section of the International Fund was revised to include the following sentence: “The Fund also invests in Exchange Traded Funds that own emerging market securities.”

Comment 20:	International Fund Mid Cap risk The disclosure indicates that the Fund will invest in mid cap stocks; however, there is no mid cap risk factor. Please address this inconsistency.

Response:	Mid Cap risk disclosure has been added to the Principal Investment Risks section for the International Fund.

Comment 21:	International Fund ETF risk Please include disclosure that ETFs may trade at a discount or premium to their NAV and reference trading halts.

Response:	The risk disclosure has been updated to include the following revised ETF risk: “Trading Risk: ETF shares are listed on exchanges for which there can be no assurance that they will maintain the listing. Also there is no assurance that an active trading market will develop, creating illiquidity and resulting in price volatility. The market price of an ETF may differ from its net asset value. Trading in ETFs may be halted because of market conditions or extraordinary market volatility.”

Comment 22:

International Fund

ETF risk: Underlying ETF Management Risk

The disclosure states: “No underlying ETF fully replicates the index.”

Review this statement for accuracy and revise as appropriate. We note that a number of ETFs will invest in all funds underlying the index.

E.g. The S&P 500® index ETF may invest in all 500 securities in its index.

Response:	The Underlying ETF Management Risk has been deleted from the Principal Investment Risks section of the International Fund. We note that the International Fund is not an index fund, and we therefore have concluded that the disclosure is unnecessary.

Comment 23:	Money Market Fund Please indicate what type of money market fund this Fund will be under amended Rule 2a-7.

Response:	The principal investment strategies for the Money Market Fund have been revised to include the following statement: “The Fund is considered to be an institutional money market fund because it is not limited to investments by natural persons, and it does not maintain a stable net asset value.”

April 13, 2016

Comment 24:	Money Market Fund Please disclose the Fund’s policy to concentrate in the financial services industry. This policy should also be included in the Item 9 disclosure.

Response:	While the Fundamental Investment Restrictions disclosed in the SAI permit the Money Market Fund to invest more than 25% of its assets in the financial service industry, it not the Fund’s policy or practice to do so. Accordingly, it would be misleading to add any disclosure with respect to industry concentration.

Comment 25:

Money Market Fund

Money Market risk

Please supplementally explain why the last two sentences were deleted from the disclosure or reinstate those sentences. The two sentences state: “The action of a few large investors may have a significant adverse impact on the share prices of all shares of the Fund. In addition, the Fund’s returns can be adversely affected when yields on eligible investments are low.”

Response:	The first sentence has been deleted because the ownership of the money market fund is not concentrated and there are not a few large investors who could adversely impact share prices. The second sentence was deleted in error and has been reinstated.

Comment 26:	Mid-Term Bond Fund In the Principal Investment Strategy, please specify a requirement regarding duration.

Response:	The Mid-Term Bond Fund does not have a requirement regarding duration. We note that the disclosure does state the following with respect to maturities: “The Fund’s securities holdings will have an average maturity of three to seven years.” For your information, it is currently the practice of the Adviser to maintain an average duration within 10% of that of the Fund’s applicable index.

Comment 27:

Mid-Term Bond Fund

Principal Investment Strategy

The disclosure states: “It is possible that certain corporate bonds in the Fund’s portfolio can be below investment grade, commonly referred to as “junk bonds”.”

Please clarify the disclosure to clarify whether or not the Fund will invest in junk bonds as part of its Principal Investment Strategies. If this is not a Principal Investment Strategy, move the disclosure to after Item 9 or the SAI.

We note that disclosure elsewhere in the prospectus indicates that as of 12/31/14, the Fund had only 2% of its assets invested in junk bonds.

A conforming comment applies to the Bond Fund where the Fund had only 4% of its assets invested in junk bonds as of 12/31/14.

Response:	Although the Mid-Cap Bond Fund and the Bond Fund do not purchase below investment grade bonds, it is not the practice of the Adviser automatically to sell bonds that are subsequently downgraded. Rather, the Adviser employs ongoing fundamental research to determine whether the bond remains a prudent investment for the Fund. Accordingly, it is possible that the portfolios can hold

April 13, 2016

material amounts of so-called junk bonds from time to time, and the Adviser believes that disclosure is appropriate. The statement in the Principal Investment Strategies for both the Mid-Cap Bond Fund and the Bond Fund have been revised as follows: “Although the Fund only purchases investment-grade bonds, the Fund may continue to hold certain corporate bonds in the Fund’s portfolio that are downgraded to below investment grade, commonly referred to as “junk bonds.”

Comment 28:

Mid-Term Bond Fund

Principal Investment Strategy

The disclosure states: “The Adviser evaluates each security to be purchased and selects securities based in part on interest income anticipated to be generated.”

Describe all bases that make security selection decisions.

Additionally, please make conforming changes to the Bond Fund disclosure.

Response:

The third bullet of the Principal Investment Strategies for the Mid-Term Bond Fund has been revised to state: “The Adviser evaluates each security to be purchased and selects securities based on maturity, credit quality as determined by fundamental analysis and interest income anticipated to be generated”

The disclosure for the Bond Fund has been similarly revised.

Comment 29:	Bond Fund Please disclose any requirement regarding maturity and/or duration of the Fund’s portfolio.

Response:	The Bond Fund does not have a specific requirement regarding maturity or duration. For your information, it is currently the practice of the Adviser to maintain an average duration within 10% of that of the Fund’s applicable index.

Comment 30:

Retirement Income Fund

Underlying Fund risk

The disclosure states: “The Retirement Income Fund generally invests 75% of its assets in fixed income securities and 25% of its assets in equity securities.”

This sentence seems to be a strategy statement and should be moved to the Principal Investment Strategy disclosure and not included as a risk factor.

Conform this change to the other Target Date funds, as appropriate.

Response:

The following sentence has been moved from the Underlying Fund risk disclosure to the Principal Investment Strategies disclosure and revised as follows: “The Fund generally invests 75% of its assets in fixed income IC Funds and 25% of its assets in equity IC Funds.”

For each of the other Retirement Funds, the actual allocation to each underlying fund as of December 31, 2015 has been added to the Principal Investment Strategies disclosure.

April 13, 2016

Comment 31:

Retirement Income Fund

Please enhance the Principal Investment Strategies section to describe the types of securities in which the Fund will invest and are included in the Fund’s Principal Investment Risks.

For example, various types of debt, stocks and derivatives.

Response:	As noted in our response to Comment 30, we have clarified the disclosure to indicate that the Fund invests in fixed income IC Funds and equity IC Funds.

Comment 32:

Retirement Income Fund

Underlying Fund risk

The disclosure states: “therefore the Fund is primarily subject to fixed income risk.”

Revise the sentence to state that because the fund primarily invests in fixed income securities then the fund is primarily subject to fixed income risk.

Response:	Within the Underlying Fund risk for the Retirement Income Fund the disclosure was revised to state: “Because the Fund primarily invests in funds that invest in fixed income securities, the Fund is primarily subject to fixed income risk.”

Comment 33:

2010 Retirement Fund

The footnote to the Annual Fund Operating Expenses table states that the contractual obligation will continue unless “the Investment Company” gives notice. Clarify that notice will be from the Board of Directors of the Investment Company.

Response:	As stated in the footnote, the contractual obligation will continue unless either the Adviser or the Investment Company gives notice, which mirrors the language of the agreement. We have added language to clarify that notice from the Investment Company would be at the direction of the Board of Directors.

Comment 34:

2010 Retirement Fund

Example

Revise the disclosure to indicate that the Example reflects the expense reimbursement for the first year.

This comment applies to all funds that reflect a fee waiver or reimbursement.

Response:	The following sentence was added to the Example disclosure for the 2010 Retirement Fund and the 2055 Retirement Fund: “The Example reflects the expense reimbursement for the first year.”

Comment 35:

2010 Retirement Fund

Principal Investment Strategies

Tailor the Principal Investment Strategies to state the disclosure for each Retirement Fund to the amount of equities and fixed income securities relating to each fund’s target retirement date.

Please include any relevant percentages of small or mid cap equities or specific classes of debt securities.

Response:	The Principal Investment Strategies disclosure for each Retirement Fund has been revised to include the allocation to each underlying fund as of December 31, 2015.

April 13, 2016

Comment 36:	2010 Retirement Fund Reflect all principal risks for the underlying fund’s investments. For example, derivatives, foreign securities, foreign currency and index funds.

Response:	The Principal Investment Risks disclosure for each of the Retirement Funds reflects the principal investment risks for that Fund. Certain principal risks of an underlying fund may not be a principal risk for a Retirement Fund because the underlying fund represents only a portion of the Retirement Fund.

Comment 37:

Moderate Allocation Funds

Principal Investment Strategy

In the Principal Investment Risks, the Fund discloses small cap and junk bond risk. If appropriate, please include relevant disclosure in the Principal Investment Strategies section. Otherwise, if appropriate, move the disclosure to after Item 9 or to the SAI.

Make conforming changes to the other Allocation funds, as appropriate.

Response:

Small Cap risk has been deleted from the Principal Investment Risks disclosure for the Moderate Allocation Fund.

Disclosure related to junk bonds was not deleted from the Fixed Income risk disclosure in the Principal Investment Risks disclosure for the three Allocation Funds. As noted in our response to Comment 27, although the Mid-Cap Bond Fund and the Bond Fund do not purchase below investment grade bonds, it is not the practice of the Adviser automatically to sell bonds that are subsequently downgraded. Rather, the Adviser employs ongoing fundamental research to determine whether the bond remains a prudent investment for the Fund. Accordingly, it is possible that the portfolios can hold material amounts of so-called junk bonds from time to time, and the Adviser believes that the disclosure is appropriate.

Comment 38:	Additional Information – Market Capitalization The disclosure is as of December 31, 2015. Update the date and disclosure to the most recent calendar quarter, if practicable.

Response:	The range of market capitalization of the various indices are cited in several places in the prospectus, generally with reference to Fund data as of December 31, 2015. The Registrant respectfully believes that it could be confusing for investors for this disclosure to reflect the market capitalizations as of a different date. We note that the figures generally do not change materially from quarter to quarter.

Comment 39:	Item 9 for the funds The Item 9 disclosure is shorter than the Item 4 disclosure. If additional information is needed for Item 9, then add it in.

Response:	The Item 9 disclosure has been reviewed for each Fund to ensure that it is not shorter than the Item 4 disclosure. At the Staff’s suggestion, the more expansive disclosure of principal investment strategies that was included in the statutory prospectus as “additional investment strategies” has been incorporated in the Item 9 disclosure where appropriate. .

April 13, 2016

Comment 40:	Item 9 for Money Market Fund Delete the second bullet point regarding ratings of securities.

Response:	The second bullet point in the Money Market fund disclosure has been deleted.

Comment 41:

Target Allocation of the Retirement Funds table

The table is difficult and hard to read. Please revise the disclosure indicating what the table is intended to show, and describe how to read the table.

Read the sentence under the table and clarify.

Response:	The Table and the accompanying disclosure are intended to provide the target allocations for each Retirement fund as of the date of the prospectus, and to explain how the funds will be allocated in the future (i.e., how the glide path will determine future target allocations). It has been revised as shown in Exhibit A to this letter.

Comment 42:

If there is additional Item 9 disclosure, please review the sections on additional investment strategies, risk and specific investments or strategies, and separate principal from non-principal strategies and risks. Non-principal strategies and risks should be disclosed after Item 9 disclosure or in the SAI. See Guidance 2014-08.

Some of the information currently disclosed in the principal investment strategies or risks section appear to be appropriate for item 9 disclosure. Also note that Item 9 disclosure should be presented before any non-principal investment risk disclosure.

Principal investment strategies and risks should be disclosed in Item 9 before any disclosure considered non-principal.

Response:	At the Staff’s suggestion, the more expansive disclosure that was included in the statutory prospectus as “additional investment strategies” has been incorporated in the Item 9 disclosure where appropriate.

Comment 43:

Details About How Our Funds Invest – Descriptions of Fund Indices

Supplementally confirm that this section describes only the indices used by the funds as a measure of performance.

Note that the S&P midcap index is not described in this section.

Response:

The registrant confirms that the Descriptions of Fund Indices section describes only the indices used by the funds as measures of performance.

The S&P Midcap 400® Index, the Russell Midcap Value Index and the MSCI EAFE index have been added to the Descriptions of Fund Indices section.

Comment 44:

Principal Risks

Money Market risk

The disclosure states that the Fund may impose a fee or temporarily suspend ability to sell shares “if the Fund’s liquidity falls below required minimums because of market condition or other factors.”

Explain the meaning of “or other factors.”

April 13, 2016

Response:	The disclosure regarding the Money Market Fund is expressly required to be included in the summary prospectus by Form N-1A Item 4(b)(1)(ii)(A), which provides the following mandatory disclosure for a Money Market Fund that is not a government or retail Money Market Fund: “You could lose money by investing in the Fund. Because the share price of the Fund will fluctuate, when you sell your shares they may be worth more or less than what you originally paid for them. The Fund may impose a fee upon the sale of your shares or may temporarily suspend your ability to sell shares if the Fund’s liquidity falls below required minimums because of market conditions or other factors. An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Fund’s sponsor has no legal obligation to provide financial support to the Fund, and you should not expect that the sponsor will provide financial support to the Fund at any time” (emphasis added).

SAI

Comment 1:

In the Fundamental Investment Restrictions section, paragraph 6 states: “No Fund will invest more than 25% of its assets in the securities of issuers in one industry, other than U.S. Government Securities, except that the Money Market Fund may invest more than 25% of its total assets in the financial services industry.”

Change “may” to “will” to eliminate discretion.

Response:	The Fundamental Investment Restriction permits, but does not require, that the Money Market Fund invest more than 25% of its total assets in the financial services industry. As noted in our response to Prospectus Comment 24, it is not the practice of the Money Market Fund to concentrate its investments in the financial services industry, and there is no disclosure to the contrary. Because the disclosure regarding this Fundamental Investment Restriction is correct and consistent with the manner in which the Money Market Fund is managed, and because it can only be changed pursuant to a shareholder vote, it would not be permissible or appropriate to make the suggested change.

Comment 2:

In the Non-Fundamental Investment Policies section, paragraph 2 states: “No Fund will, with the sole exception of the International Fund, invest in foreign exchange nor invest more than 25% of its total assets in securities of foreign issuers and American Depository Receipts (ADRs).”

ADRs should be shown as a Principal Investment Strategy and Risk for the International Fund because of this disclosure.

Response:	As noted in the disclosure regarding the International Fund, substantially all of the assets of the International Fund are invested in exchange traded funds. The Non-Fundament Investment Policy you have cited means that the International Fund may, through those exchange traded funds, invest more than 25% of its total assets in foreign issuers and ADRs, together. As the ETFs owned by the International Fund primarily invest directly in foreign issuers and have minimal exposure to ADRs, ADRs are not a Principal Investment Strategy for the International Fund.

April 13, 2016

Comment 3:	In the Non-Fundamental Investment Policies, paragraph 10, regarding illiquid securities disclosure, describe the Money Market Fund’s limitations on illiquid securities, per Rule 2a-7.

Response:	All of the Funds are subject to limits or requirements imposed by the Investment Company Act of 1940 and rules thereunder in addition to the Funds’ investment policies. The Non-Fundamental Investment Policy set forth in paragraph 10 is a maximum for the funds generally, and is overridden by Rule 2a-7 with respect to the Money Market Fund. As the Non-Fundamental Investment Policies may only be changed by a vote of the Board of Directors of the Investment Company, and the prospectus disclosure regarding the investment practices of the Money Market Fund in this regard is clear, the Registrant does not consider it appropriate to change the disclosure at this time.

Mutual of America believes that it has responded fully to each of the aforementioned comments received from the Commission staff. If you have any questions regarding Mutual of America’s responses, please do not hesitate to contact the undersigned at the above telephone number at your earliest convenience. We greatly appreciate your attention to this matter.

Very truly yours,

/s/ Amy Latkin

cc: Scott H. Rothstein, Esq.

April 13, 2016

EXHIBIT A

	Target Allocation of the Retirement Funds (as of May 1, 2016)
	Retirement Income Fund	2010 Retirement Fund	2015 Retirement Fund	2020 Retirement Fund	2025 Retirement Fund	2030 Retirement Fund	2035 Retirement Fund	2040 Retirement Fund	2045 Retirement Fund	2050 Retirement Fund	2055 Retirement Fund

Domestic Equity	25%	30%	37%	45%	55%	64%	70%	72%	73%	74%	75%

Equity Index Fund	20%	23%	26%	30%	35%	37%	38%	36%	33%	32%	30%

Mid-Cap Index Fund	5%	7%	9%	11%	14%	17%	20%	20%	22%	22%	23%

Small Cap Growth Fund	0%	0%	1%	2%	3%	5%	6%	8%	9%	10%	11%

Small Cap Value Fund	0%	0%	1%	2%	3%	5%	6%	8%	9%	10%	11%

International Equity	0%	3%	6%	8%	10%	11%	13%	14%	15%	16%	17%

TOTAL EQUITY	25%	33%	43%	53%	65%	75%	83%	86%	88%	90%	92%

Bond Fund	30%	26%	26%	26%	25%	25%	17%	14%	12%	10%	8%

Mid-Term Bond Fund	40%	36%	31%	21%	10%	0%	0%	0%	0%	0%	0%

TOTAL FIXED INCOME	70%	62%	57%	47%	35%	25%	17%	14%	12%	10%	8%

Money Market Fund	5%	5%	0%	0%	0%	0%	0%	0%	0%	0%	0%

TOTAL ASSETS	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

You can expect that if you invest in a Retirement Fund, in approximately five years, your fund’s target investments will be similar to the mix of investments currently targeted for the Retirement Fund with a date five years earlier than your fund in the above chart. For example, if you have invested in the 2040 Retirement Fund, your current target allocation is approximately that shown in the chart under “2040 Retirement Fund”. Five years from now, the target allocation of your investment in the 2040 Retirement Fund will be approximately that shown in the chart as the current target allocation for the “2035 Retirement Fund.” The asset allocation for the Retirement Income Fund, will remain approximately the same.